VOYA ARCHITECT® NY VARIABLE ANNUITY
VOYA EMPIRE INNOVATIONS VARIABLE ANNUITY
VOYA EMPIRE TRADITIONS VARIABLE ANNUITY

DEFERRED VARIABLE ANNUITY CONTRACTS
issued by
ReliaStar Life Insurance Company of New York
and its
Separate Account NY-B of ReliaStar Life Insurance Company of New York

Supplement Dated December 6, 2019

This supplement updates and amends certain information contained in your current product prospectus and any subsequent supplements thereto. Please read it carefully and keep it with your prospectus for future reference. Capitalized terms not defined in this supplement shall have the meaning given to them in your prospectus.

> *The following information only affects you if you currently invest in or plan to invest in the subaccounts that correspond to the Voya Euro STOXX 50® Index, Voya FTSE 100 Index®, Voya Hang Seng Index and Voya Japan TOPIX Index® Portfolios (the "Portfolios").*

On November 21, 2019, the Portfolios' Board of Directors ratified the closing of the Portfolios to new investment, effective September 12, 2019.

MORE INFORMATION IS AVAILABLE

More information about the funds available through your Contract, including information about the risks associated with investing in them, can be found in the current prospectus and Statement of Additional Information for each fund. You may obtain these documents by contacting:

Customer Service
P.O. Box 9271
Des Moines, IA 50306-9271
(800) 366-0066

If you received a summary prospectus for any of the funds available through your Contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.